Exhibit 4.4

English Summary of the Hebrew Original

SUMMARY OF THE CREDIT AGREEMENT

On March 14, 2013 Ceragon Networks Ltd. (the "Company") entered into a credit agreement (the credit agreement together with its schedules and annexes shall be referred to herein as the "Agreement"). The parties to the Agreement are as follows: (i) Bank Hapoalim B.M., HSBC Bank Plc, Bank Leumi Le’Israel Ltd., and First International Bank Israel Ltd., as Lenders; (ii) Bank Hapoalim B.M., as lead-arranger, facility agent and securities trustee; and (iii) Ceragon Networks Ltd., as the borrower.

The following is the summary of the material terms and conditions of the Agreement. The section numbers used herein correspond to the section numbers of the Agreement.

1.	General and Interpretation. This section provides general provisions and rules of interpretation.

2.	Definitions. This section set forth the definition of certain terms used in the Agreement.

3.	Loans Facilities.

General. Subject to the provisions of the Agreement, the Lenders shall extend to the Company, at the Company's bank account with each of the Lenders (collectively, the "Company's Bank Accounts"), at the time of the signing of the Agreement, a US Dollar short-term loan facility (the "Loan Facilities").

Sum of Loan Facilities. The total sum of the Loan Facilities provided by the all the Lenders collectively shall be USD 73,500,000, of which USD 36,500,000 shall be provided by Bank Hapoalim B.M., USD 10,000,000 shall be provided by Bank Leumi Le’Israel, USD 12,000,000 shall be provided by First International Bank Israel, and USD 15,000,000 shall be provided by HSBC Bank Plc. The Company shall be entitled to utilize, at its discretion, the Loan Facilities separately or simultaneously.

Term of Loan Facilities. The Loan Facility extended by each Lender shall be available as of the time of the signing of the Agreement and until repayment which is due March 14, 2016.

Purpose of Loan Facilities. The Loan Facilities shall be utilized for the purpose of funding the Company's working capital or activity during its ordinary course of business and for the repayment of the existing credit with the Lenders (except for the Long-Term Loan).

No Overdraw. Company undertakes to manage its bank accounts with the Lenders in such manner that these bank accounts may not be overdrawn.

Loan Borrowing. Section 3.6 of the Agreement set forth the manner and procedure of the borrowings from the Loan Facilities. Among others, Section 3.6 stipulates that borrowing, including re-borrowing, of any loan (a "Loan") out of the Loan Facilities shall be made in accordance with the terms and conditions set forth under Section 3.6 to the Agreement including, inter alia, that the amount of each individual drawdown shall not be less than US$200,000, that the term of the Loan shall be, at the discretion of the Company, either one, two, three, four, five or six months, that no Event of Default (as defined below) that was not cured has occurred, and that there has been issued a bring down of certain representations of the Company under the Agreement such that they are true and correct as at the time of the draw down.

Principal and Interest of Loan Facilities. The principal of each outstanding Loan advanced to the Company by a Lender out of the Loan Facilities shall bear floating interest in a rate of the Base Interest plus applicable spread of up to 3% per annum.  Base rate means the interest rate established by the applicable Lender at the time of a borrowing of a Loan, as a basis for interest on loans to its clients.

Cancellation of Existing Credit. Upon execution of the Agreement, each credit facility (excluding derivative/trading room facilities) that was previously made available to the Company by the Lenders is cancelled.

4.	Bank Guarantees Facilities.

General. Subject to the provisions of the Agreement, the Lenders shall extend to the Company, at the Company's bank account with each of the Lenders, at the time of the signing of the Agreement, a bank guarantee facility (the "Bank Guarantee Facilities").

Sum of Bank Guarantee Facilities. The total sum of the Bank Guarantee Facilities provided by all Lenders collectively shall be USD 40,200,000, of which USD 22,200,000 shall be provided by Bank Hapoalim B.M., USD 8,000,000 shall be provided by Bank Leumi Le’Israel, USD 6,000,000 shall be provided by First International Bank Israel, and USD 4,000,000 shall be provided by HSBC Bank Plc. The Company shall be entitled to utilize, at its discretion, the Bank Guarantee Facilities separately or simultaneously.

Term of Bank Guarantee Facilities. The Bank Guarantee Facility extended by each Lender shall be available as of the time of the signing of the Agreement and until March 14, 2016.

Purpose of Bank Guarantee Facilities. The Bank Guarantee Facilities shall be utilized for the issuance of bank guarantees of various kinds, at the request of the Company, in its, and its subsidiaries, ordinary course of business.

Issuance of Bank Guarantee. Section 4.6 set forth the manner and procedure of issuance of bank guarantees (the "Bank Guarantees"). Among others, Section 4.6 stipulates that the request and issuance of a Bank Guarantee shall be made in accordance with the terms and conditions set forth under Section 4.6 to the Agreement including, inter alia, that no Event of Default (as defined below) that was not cured has occurred, and that there has been issued a bring down of certain representations of the Company under the Agreement such that they are true and correct as at the time of the issuance of the Bank Guarantee.

5.    The Long-Term Loan. The outstanding principal (USD 24,710,000 as of March 14, 2013) of the long-term loan that was advanced to the Company by Bank Hapoalim B.M. prior to the execution of the Agreement (the "Long-Term Loan") shall constitute a Loan that was borrowed by the Company out of the Loan Facility made available by Bank Hapoalim B.M. under the Agreement. Any sum repaid on the account of the outstanding Long-Term Loan may be re-borrowed by the Company up to the maximum amount of the Loan Facility.

6.    Change of Repayment Dates. In the event that the repayment date of any sum due by the Company under the Agreement is not a business day, such repayment date shall be changed in accordance with the provisions of Section 6 to the Agreement.

7.    Instructions to Charge the Company's Bank Accounts. Section 7 to the Agreement includes, among others, the instruction of the Company to each Lender to charge the Company's Bank Account with such Lender for any sum due and payable to such Lender under the Agreement.

8.   Early Repayment. The Company may prepay, in whole or in part, and at any time, an outstanding Loan subject to a prior written notice and payment of an early repayment fee. Notwithstanding the foregoing, in the event that the time of prepayment falls upon the expiration of the applicable interest period, then the Company shall not be required to pay any early repayment fee.

9.    Mandatory Early Repayment. In the event that Control (as such term is defined under the Israeli Securities Law) is acquired in the Company, whereby a current or future shareholder of the Company becomes the controlling shareholder of the Company, then inter alia (i) the Company shall notify the Facility Agent of the acquisition of Control immediately following its becoming aware of such acquisition, or of the intention to acquire Control, and (ii) the Lenders shall be entitled, subject to a 60-day prior written notice, to (a) cancel the Loan Facilities and/or Bank Guarantee Facilities, (b) deny any request for the advancement of a Loan or the issuance of a Bank Guarantee, and/or (c) demand the early repayment of any amounts under the Agreement.

10. Additional Sums. The Company shall pay the Lenders for an increase in the cost of Loan Facilities and/or Bank Guarantee Facilities and/or an outstanding Loan or Bank Guarantee, if there is an increase as a result of certain applicable regulatory requirements, and provided that the Lender is demanding the additional sums (mutatis mutandis) also from additional clients of such Lender.

11.    Illegality. In the event that as a result of certain changes in the applicable law a Lender’s performance of obligations or use of rights shall constitute a breach of the applicable law then in effect, such Lender shall be entitled to notify the Company that to the extent required to prevent a breach of the applicable law, the Lender's obligations towards the Company shall expire at the last date for which the performance of such obligations will not constitute a breach of such law.

12.    Late Interest and Maximum Interest.

In the event that the Company does not pay any of the Lenders due and payable principal or interest of a Loan or the Long-Term Loan when due, such amount shall accrue late interest at a rate of 3% (three percent) per annum from the date on which it became due to the date on which it shall have been paid in full (in addition to the interest accrued on such Loan or Long-Term Loan).

In the event that the Company does not pay any of the Lenders any due and payable amount under the Agreement, other than principal or interest of the Loan or the Long-Term Loan, when due, such amount shall accrue interest at the maximum rate customarily charged at the applicable Lender, as it shall be from time to time, in respect of overdue amount, from the date on which it became due to the date on which it shall have been paid in full.

13.    Manner of Payment; Taxes and Mandatory Payments. All payments payable by the Company under the Agreement shall be paid free of any current or future tax, duty or other mandatory payment, with no set off or counter claim, in the currency of the credit, by depositing such payment with the applicable Company Bank Account.

Each payment shall be made together with VAT to the extent applicable, against a valid invoice.

The Company alone shall bear all taxes applicable under any law pursuant to the Agreement and/or in connection with the credit amounts and/or the exercise of its rights with respect to security for the Company’s obligations under the Agreement, with the exclusion of (i) tax imposed on a Lender under applicable law (save for VAT, stamp tax, or other similar tax), and (ii) income tax imposed upon the income of the Lenders, Facility Agent or Securities Trustee from interest and fees payable under the Agreement, whether currently existing or at any time in the future.

14.    Security.

As security for the full payment of the sums that shall be due by the Company under the Agreement, the Securities Trustee shall be granted all of the following: (a) first degree floating charge over all of the Company’s assets, monies, property, and rights of any kind, present and future and any fruits thereof; (b) first degree fixed charge over the Company's yet uncalled share capital and/or the share capital that has been called but yet unpaid (it being agreed that the Company shall be entitled to issue from time to time shares and/or convertible securities, free and clear of any charge in favor of the Securities Trustee, provided that the Lenders have not accelerated the secured amounts) and the Company's goodwill; (c) first degree fixed charge over all of the Company's right to any tax exemption or relief which may reduce the Company's applicable tax rate; (d) fixed charge over any securities, documents and other deeds that the Company has delivered and/or shall deliver to the Lenders at the Company's Bank Accounts; (e) floating charge over all the monies at the Company's Bank Account with the Lenders and fixed charge over the Company rights' with respect to its Bank Accounts with the Lenders; and (f) charge over the Company's rights for any compensation and/or indemnification with respect to any damage to the foregoing security.

The security debentures provided by the Company in accordance with the Agreement include customary undertakings which include inter alia undertakings not to create charges over the charged assets except as permitted under the Agreement and not to sell any charged assets except in the ordinary course of the Company's business or as otherwise permitted under the Agreement.

The Company undertakes to maintain insurance on those assets under the floating charge for their full value against customary risks.

15.	The Company's Representations and Warranties. The Agreement includes customary representations and warranties including inter alia –

i.	that the Company is a public company duly incorporated and validly existing under the laws of the State of Israel;
ii.	that it has full power and authority to enter into the Agreement;
iii.
that inter alia except for the existing credit and inter-group loans and credit (i) neither the Company nor a subsidiary have been granted credit of any kind that was not fully repaid; (ii) no bank guarantees were issued at the request of the Company and/or a subsidiary; and (iii) no unused credit lines are available to the Company and/or a subsidiary;

iv.
that as of the date of signing of the Agreement the Significant Subsidiaries (i.e., those subsidiaries having the highest asset value among the Company's subsidiaries, and which constitute, together with the Company, 80% (eighty percent) of the total asset value of the Company and all of its subsidiaries) are those disclosed under the Agreement;

v.
that inter alia except for the security for the Company’s obligations under the Agreement and the additional permitted securities, the Company and/or a subsidiary has not created any charge of any kind over any of its assets nor provided any guarantee in favor of any third party, nor has it undertaken to make any such charge or provide any such guarantee;

vi.	that the Company holds, directly or indirectly, 100% of the outstanding and paid-up share capital of its subsidiaries;
vii.	that the sums of the factoring transactions in effect as of the date of signing of the Agreement entered into by the Company and/or its subsidiaries does not exceed USD 20,000,000;
viii.
that the financial reports of the Company have been and shall be prepared in accordance with the acceptable accounting rules and with any law and fairly represent the Company’s financial position with respect to the relevant time period thereof; and

ix.
that the information provided by the Company to the Lenders in connection with the transaction under the Agreement is correct, and no material detail has been omitted by the Company and/or its Significant Subsidiaries.

16.	The Company's Undertakings. The Agreement set forth customary undertakings including inter alia –

i.	not to create, or to undertake to create, any charge over any of the Company's current or future assets in favor of any third party, except as part of certain permitted undertakings;
ii.	not to accept any loan and/or credit from, or make any guarantee in favor of, any third party, except as part of such permitted undertakings;
iii.	not to accept any loan, or request any bank guarantee or other credit from a Lender except as part of the permitted additional credit;
iv.	that no change shall occur in Company's documents of incorporation, which may materially affect the Company's ability to perform its obligations under the Agreement;
v.
that except in accordance with the Agreement, the Company shall not (i) distribute any dividend or pay any management fees of any kind or other similar payments or make any loans to its shareholders or any entity affiliated therewith, or (ii) repay any loan granted to the Company by its shareholders or any entity affiliated therewith. The foregoing shall not prevent the Company from entering into transactions with its shareholders or any entity affiliated therewith  provided that it is a transaction in the ordinary course of business and at the market value;

vi.	not to privately or publicly issue debentures;
vii.	not to execute any factoring transactions in an aggregate amount which exceeds at any time USD 20,000,000;
viii.	that except as part of the permitted derivatives transactions, the Company and/or its subsidiaries shall not enter into derivatives transactions;
ix.
that except as part of a Permitted Change of Holding Structure (as such term is defined in the Agreement and which includes among others inter-group mergers and acquisitions), there shall be no change in the holding structure of the Company and its subsidiaries;

x.	that neither the Company nor its subsidiaries shall sell or transfer or lease any assets of any kind, whether now existing or hereafter acquired, unless it is in the ordinary course of its business;
xi.	except as part of a Permitted Change Of Holding Structure, not to sell, transfer or deliver shares of a subsidiary of the Company;
xii.
except as part of a Permitted Change of Holding Structure, neither the Company nor its subsidiaries shall execute investments in an annual amount exceeding USD 10,000,000 of any kind, which are not investments in fixed assets, inventory, and/or investments required for the operation of the Company or its subsidiaries in the ordinary course of their business;

xiii.
to maintain the following financial ratios: (a) ratio of equity to total balance sheet equal to or greater than 0.32; (b) equity level of no less than USD 100,000,000; (c) ratio of net financial debt to working capital equal to or smaller than 0.3; (d) ratio of net financial debt to accounts receivable equal to or smaller than 0.3; and (e) level of total cash, cash equivalents and short term investments in marketable securities of no less than USD 20,000,000; and

xiv.	to provide the Lenders with the Company’s financial reports and certain other reports and notices relating to the Company.

17.
Events of Default and Immediate Repayment. The Lenders, through the Facility Agent, shall be entitled to accelerate all secured amounts and demand the immediate repayment of all secured amounts and cancel the credit facilities upon the occurrence of customary events of default including, inter alia, any of the following:

i.	non-payment of any amounts due under the Agreement;
ii.	breach of any terms and conditions including representations under the Agreement;
iii.	if a creditor of the Company or its subsidiaries accelerates a debt exceeding USD 2,000,000;
iv.	the occurrence of material adverse events with respect to the Company's ability to perform its obligations under the Agreement or with respect to the value of the security provided to the Lenders;
v.	if the Company adopts any resolution with respect to a change in its or its Significant Subsidiaries' holding structure, except for permitted structure changes;
vi.	if the Company or its subsidiaries take any loans other than in accordance with the Agreement, except as part of the permitted additional credit;
vii.	if the Company fails to maintain the financial covenants;
viii.
if an event under the derivatives documents signed with each Lenders had occurred upon which the respective Lender  exercised certain rights including without limitation demand for repayment of the derivatives, provided that certain additional conditions are also met; and

ix.	failure by the Company to provide the Lenders with its financial reports as required under the Agreement.

In accordance with the Agreement, certain events of default, including those listed above, are subject to varying cure periods during which the Company shall be entitled to cure such defaults. Cure periods may be cancelled in urgent cases where the Lenders’ reasonably believe such periods may materially impede their ability to exercise a right.

18.
Lenders' Rights.  Upon the occurrence of an event of default, the Lenders shall have, in addition to other rights, the rights of charge, lien and possession on and to the amounts, assets and rights under their control, and in case of acceleration, the Lenders shall also be entitled to set-off rights.

19.
Books of Lenders and/or Facility Agent. The Company confirms that the books and records of the Lenders and/or the Facility Agent shall serve as a prima facie evidence to the accuracy thereof and as admissible evidence.

20.	Lender Rights to Reject Certain Instructions. Lender shall be entitled to accept or reject oral or otherwise unclear instructions provided by the Company.

21.
Waiver, Changes and Settlement. Any waiver or inaction on part of the Lenders shall not be deemed a waiver with respect to any obligation of the Company, but rather as a limited consent with respect to that certain circumstances under which it was provided. Any change with respect to the Company's undertakings shall require the prior written consent of the Lenders.

22.
Indemnification. With respect to any judgment or decree for the payment of any of the secured amounts under the Agreement, the Company shall indemnify the Lenders for changes in currency or changes in the applicable representative rates.

23.
Exercise. Upon the occurrence of any of the events of default the Securities Trustee shall be entitled to take any measures available to it by law or the Agreement in order to collect the secured amounts and exercise all of the Lenders' rights under the Agreement including without limitation to sale the charged assets, to manage the Company's business, and to make any arrangement with respect to the charged assets as it deems fit.

24.	The Security. The security provided under the Agreement shall remain in force until the receipt of a confirmation from the Lenders that the secured amounts were fully repaid.

25.	The Lenders, Facility Agent and Securities Trustee

Lenders Decision-Making. In any event which requires the decision, consent or approval of the Lenders the authority to provide same shall be in accordance with the following:

(a)
Special Majority: except with respect to decisions requiring unanimous voting, the authority with respect to any decisions, including with respect to an acceleration following an event of default and the exercise of Lender's rights pursuant to Section 23 to the Agreement, shall be vested in any two or more Lenders holding together 66.67% of the facilities under the Agreement, or - after the occurrence of acceleration - 66.67% of the outstanding credit.

(b)
Unanimous Decisions: with respect to certain issues, any consent, confirmation or waiver shall require the unanimous decision of all Lenders. Such issues include inter alia: change of the final maturity date, change of the interest spread, reduction of the outstanding debt of the Company, and change of the Loan Facilities or the Bank Guarantee Facilities provided by the Lenders.

Limitation on Lenders' Liability. The commitment of each Lender towards the Company with respect to the credit is an independent and separate undertaking to provide its pro-rata portion of the credit such that a failure by any Lender to provide credit shall not impose any liability on the other Lenders.

26.
Assignment Rights. A Lender shall be entitled to assign its rights under the Agreement to any financial institution which holds a banking license in accordance with the applicable banking laws at the relevant jurisdiction, provided that the Company shall not incur any cost (including tax liabilities and VAT) in connection with such assignment and provided further that certain conditions including such relating to the Lender's portion of the total credit facilities shall be met.

27.
Waiver regarding Claims. The Company represents that the Lenders shall not be obligated to verify the authority of those acting, or appearing to act, on behalf of the Company, and that the Lenders shall be entitled to rely upon such documents as they see fit.

28.
Expenses and Fees. The Company shall pay under the Agreement certain expenses and fees including inter alia with respect to Loan Facilities and Bank Guarantee Facilities not used by the Company, fees for the issuance of Bank Guarantees at the request of the Company and fees to the Facility Agent and the Lead Arranger.

29.
Actions on Signing. At the signing of the Agreement the Company shall provide the Facility Agent with certain documents including its board of directors' resolution and shall pay certain fees as set forth under the Agreement.

30.
Cancellation of Existing Charges. The existing debentures in favor of the Lenders shall remain in full force until September 15, 2013. Notwithstanding the foregoing, a Lender shall be entitled to take any action and exercise any right under the existing debentures only subject to the terms and conditions of the Agreement, including with respect to majority required for the Lenders’ decision making.

31. & 32.	Notices; Address. These sections of the Agreement set forth the provisions relating to the manner of providing notices and the parties' respective address.

33.
Governing Law; Jurisdiction. The Agreement shall be construed in accordance with the laws of the State of Israel and the competent courts of the Tel-Aviv or Central District, Israel shall have exclusive jurisdiction with respect to the Agreement.